Exhibit 22.1: 2007 Annual Report

2007 ANNUAL REPORT

(EST GRAPHIC)

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

415 NORTH QUAY STREET, BUILDING B1
KENNEWICK, WA 99336

To Our Shareholders,

This past year has been one of significant progress for Electronic Systems Technology. Total revenues for 2007 increased to $3,085,510 compared to 2006 revenues of $2,666,120, representing the sixth consecutive record revenue year for the Company and the first time we have exceeded $3 million in total revenues. This is a benchmark we are both fortunate and pleased to have reached. Sales revenues for 2007 increased to $3,002,521 from 2006 sales of $2,617,810, reflecting an increase of 15%. We had strong Industrial Automation sales revenues for 2007 in both domestic and foreign markets; however our public safety sales disappointed following a strong 2006. Net Income for the year was $319,322 for 2007, or $0.06 per share, compared with the Net Income for 2006 of $226,089, or $0.04 per share. The Company remains strong financially, with our continued focus of remaining free of long term debt.

As we continue to be innovators in wireless data communications, our focus during 2007 was further refinement and development of the ESTeem(r) 195E series products. The 195E series of products has evolved into several multi-protocol, Ethernet based, licensed and nonlicensed radio frequency modems, intended to be able to meet new market opportunities as they arise.

During 2007, we continued the marketing efforts of our dedicated sales managers for domestic and Latin American markets. These sales managers provide a special blend of technical knowledge and sales capability which is very valuable in the markets in which we compete, and provide the service excellence our customers have learned to expect from us.

In closing, I would like to thank our employees, customers and shareholders of Electronic Systems Technology, Inc. for your ongoing commitment, support and confidence. I also look forward to meeting with you at our annual shareholders’ meeting for those of you who are able to attend.

/s/ T.L. KIRCHNER

T.L. Kirchner
President

COMPANY PROFILE

Electronic Systems Technology, Inc. ("EST" or the "Company") specializes in the manufacturing and development of wireless modem products. The Company uses manufacturing, marketing, and research and development efforts to produce and market the Company’s line of ESTeem (tm) Wireless Modem products and accessories. The Company offers products, which provide innovative communication solutions for applications not served or underutilized by conventional communication systems. The Company’s products are offered in the process automation markets in commercial, industrial, and government arenas both domestically and internationally, as well as domestic markets for public safety communications infrastructure. The Company’s products are marketed through direct sales, sales representatives, and resellers.

The Company was incorporated in the State of Washington in February 1984, and was granted a United States Patent for the "Wireless Computer Modem" in May 1987, and Canadian patent in October 1988. During 2007, the Company established a "doing business as" or "DBA" structure, based on the Company's registered trade name of ESTeem Wireless Modems. The "DBA" structure provides the Company with additional flexibility in marketing of the Company’s products. During the past three years, the Company has continued product improvements and enhancements to incorporate continuing technological developments, and respond to customer needs and market opportunities. Development efforts during 2007 focused on the continued development and refinement of the ESTeem 195Ep Ethernet licensed 4.9 GHz, spread spectrum radio modem, the ESTeem 195Es unlicensed 900 MHz spread spectrum radio modem, and the ESTeem 195Eg Ethernet based radio modem. The Model 195Ep modem is designed for operation in the US Government licensed frequency spectrum for Homeland Security and first responder infrastructures. The ESTeem 195Es modem provides users with both low speed Ethernet and high-speed serial interfaces. The ESTeem 195Es is targeted at the domestic and foreign industrial automation markets and entered production in the last half of 2007. In an effort to maintain and expand its customer base, specifically focusing on the industrial control marketplace, the Company continues efforts to team with all major programmable logic controller (PLC) hardware vendors. During 2007, the Company continued marketing products for use in SCADA, Industrial Automation, Public Safety Communication and Government marketplaces.

PRODUCTS AND MARKETS

The Company’s ESTeem wireless modem product lines provide wireless communication links between computers, peripherals, and instrumentation controls using radio frequency waves. The proliferation of computer applications in business, industry and public service has created a dynamic environment of automation and networking, requiring constantly growing amounts of data transfer. Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections, both of which have costly side effects. Telephone modems have a potentially expensive monthly charge for the use of telephone lines, and direct cable connections can have installation costs as much or more than the cost of the communication system. ESTeem wireless modem products provide a wireless solution for data transfer by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models ("ESTeems") come with industry standard asynchronous or Ethernet communications ports, giving users new dimensions to "Local Area Networking". ESTeem modems work on a "packet burst" communications concept. Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from RS-232C, RS-422, RS-485 asynchronous or Ethernet ports and transmitted in "Electronic Packets". Once a packet of data is formed, the packet is transmitted in a "burst," from one ESTeem modem to another ESTeem modem, hence the term "packet burst communications." Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through multiple ESTeems to reach a destination ESTeem. An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for added flexibility. Secure data communication is provided in the ESTeem products through use of proprietary technology and industry standard techniques.

PRODUCT APPLICATIONS

Some of the major applications and industries in which ESTeem products are being utilized are as follows:

Water/Waste Water Processing	Overhead Crane Control
Industrial Automation	Shop Floor Manufacturing
Remote Data Acquisition (SCADA)	Intra-Office/Building Computer Networking
Law Enforcement/Public Safety Communications	Remote Internet Access
Power Utility	Flight Line Maintenance
Oil/Gas Pipeline	Airfield lighting control
Material Handling	Ship to Shore Communications

PRODUCT LINES

Licensed Narrow Band Products

The Company’s licensed, narrow band "packet burst" radio modems are typically used for commercial, industrial, and public safety applications. Typical indoor and outdoor fixed base and mobile applications include point to point as well as point to multi-point digital data networking. The distance is dependent on the product chosen as shown in the table below. Employing the internal digi-repeater feature in each radio modem can increase the Line-of-Sight (LOS) distances shown below for each product type.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
192C	Narrow Band Licensed	450 to 470	1 to 5	19.2 K	15	RS-232/422/485
192CHP	Narrow Band Licensed	450 to 470	10, 20, or 30	19.2 K	40-70	RS-232/422/485
192F	Narrow Band Licensed	400 to 420	1 to 5	19.2 K	15	RS-232/422/485
192M	Narrow Band Licensed	150 to 174	1 to 5	19.2 K	15	RS-232/422/485
192MHP	Narrow Band Licensed	150 to 174	10, 20, or 30	19.2 K	40-70	RS-232/422/485

Unlicensed Spread Spectrum Products

The Model 195Es is a low cost unlicensed frequency hopping spread spectrum transceiver for commercial and industrial applications operating in the 900 MHz spectrum. Typical indoor and outdoor applications include point to point and point to multi-point digital data networking for distances to approximately 10 miles line-of-sight without the use of the digi-repeater option.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Es	Unlicensed	900	.125 or 1	200K	10	Ethernet and Serial

Licensed Spread Spectrum Products

The Model 195Ep is a high performance, direct sequence spread spectrum transceiver employing the industry standard, 10baseT, Ethernet connectivity, specifically designed to operate on the US Government allocated frequencies in the 4.9 GHz spectrum for Homeland Defense and first responder networks and infrastructures. Typical outdoor applications include point to point and point to multi-point digital data networking for distances to approximately 5 to 7 miles line-of-sight without the use of the digi-repeater option.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Ep	Licensed	4900	2	1-54 M	5-7	Ethernet

Unlicensed Ethernet Spread Spectrum Products

The Company’s Ethernet radios are a high performance, direct sequence spread spectrum transceiver employing the industry standard, 10baseT, 802.11b/g Ethernet connectivity for commercial, industrial and public safety applications operating in the unlicensed 2.4 GHz spectrum with data transfer rates from 1 to 54 Mbps. Typical installations include data rate critical, point to point, point to multi-point, "last-mile" bridge data networking and mobile applications for distances of approximately 5 to 7 miles line-of-sight without the use of the digi-repeater option. The high data capability of these products allows them to be used in Video and Voice over Internet Protocol (VoIP) applications.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Eg	Unlicensed	2400	1	1-54 M	5-7	Ethernet/Serial
WLANC	Unlicensed	2400	0.3	1-11 M	300-3000 ft.	Ethernet

ADDITIONAL PRODUCTS AND SERVICES

The Company offers various accessories to support the ESTeem products. Accessories including antennas, power supplies and cable assemblies, are purchased from other manufacturers and resold by EST to support the application of ESTeem modems. The Company provides direct services to customers, such as repair and upgrade of ESTeem products. To assist in the application of ESTeem wireless modems, the Company also offers professional services, site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

The Company’s products compete in an environment of rapidly changing technology. This environment results in the necessity of the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive. Research and Development expenditures for new product development and improvements of existing products by the Company for 2007 and 2006 were $497,280 and $401,572, respectively. None of the Company’s research and development expenses were paid directly by any of the Company’s customers. During 2007, the Company contracted and will continue to contract, with independent, nonaffiliated, engineering companies specializing in software development and hardware design, when such expertise is required.

Development efforts during 2007 focused on the continued development and refinement of the ESTeem 195Ep Ethernet licensed 4.9 GHz, spread spectrum radio modem, the ESTeem 195Es unlicensed 900 MHz spread spectrum radio modem, and the ESTeem 195Eg Ethernet based radio modem. The Model 195Ep modem is designed for operation in the US Government licensed frequency spectrum for Homeland Security and first responder infrastructures. The ESTeem 195Es modem provides users with both low speed Ethernet and high-speed serial interfaces. The ESTeem 195Es is targeted at the domestic and foreign industrial automation markets and entered production in the last half of 2007. The Company plans continued research and development expenditures for development and improvement projects, as they are deemed necessary.

MARKETING STRATEGY

The majority of the Company’s products sold during 2007 were through the reselling efforts of non-exclusive, non-stocking distributors and resellers of the Company’s products, with the remainder of the Company’s sales distributed directly from the Company’s facility through direct sales to end-users of the ESTeem products. Customers generally place orders on an "as needed basis". Shipping of products is generally completed 1 to 15 working days after receipt of a customer order, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

During 2007, the Company continued advertising in trade publications specifically targeted at users of control, instrumentation, and automation systems, as well as domestic public safety entities. The Company’s advertising targeted potential users of Programmable Logic Controllers (PLCs). There are approximately twenty-five major PLC manufacturers worldwide. The Company has maintained active attendance of tradeshows targeted toward the customers and markets in which it sells products. During 2007, the Company employed sales managers to concentrate marketing and sales efforts in both domestic and Latin American industrial automation, as well as Mobile Data Computers for public safety communication markets. During 2008, the Company intends to continue strategies targeting existing markets of industrial automation and Mobile Data Computers for public safety networks. The Company maintains an internet web site to provide access to product and technical information for both present and potential customers of the Company’s products. Due to the variable configuration possibilities of the Company’s products, and existing reseller relationships, the Company has not implemented an electronic commerce internet website. The Company provides technical support and service for ESTeem products through phone support, field technicians and internet sources. The Company believes high quality customer support is necessary and vital to its business. To maintain a high level of customer support the Company has in the past, and will continue in the future, to make investments and expenditures in support of its customer service programs.

The Company’s competition varies according to the market in which the Company's products are competing. All of the markets in which the Company’s products are sold are highly competitive. Management believes the ESTeem products compete favorably in the market because of performance, price, and adaptability of the products to a wide range of applications. The Company's major limitation in competing with other manufacturers is its limited marketing budget, which currently limits the Company’s nationwide advertising and sales force presence.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading the Common Stock of the Company. The Common Stock is not regularly quoted in the automated quotation system of a registered securities system or association. The Common Stock of the Company is traded on the "over-the-counter" market maintained by the Financial Regulatory Authority ("FINRA") and is listed on the OTC electronic bulletin board under the symbol of "ELST". The following table illustrates the average high/low price of the Common Stock for the last two (2) fiscal years. The "over-the-counter" quotations do not reflect inter-dealer prices, retail mark-ups, commissions or actual transactions.

	Bid		Ask
	High	Low	High	Low
Fiscal year ended December 31, 2007
First Quarter	0.71	0.64	0.75	0.65
Second Quarter	1.16	0.64	1.20	0.64
Third Quarter	1.07	0.72	1.15	0.70
Fourth Quarter	1.00	0.70	1.03	0.75

Fiscal year ended December 31, 2006
First Quarter	0.78	0.58	0.85	0.60
Second Quarter	0.75	0.62	0.92	0.60
Third Quarter	0.65	0.57	0.65	0.57
Fourth Quarter	0.65	0.63	0.70	0.63

The above data was compiled from information obtained from the OTC Bulletin Board maintained by FINRA.

Electronic Systems Technology Inc. paid non-cumulative, cash distributions on July 17, 2006, July 13, 2005, July 14, 2004, July 9, 1999, July 9, 1998, and July 11, 1997, respectively, each equivalent to $0.01 per outstanding share. The Company also paid non-cumulative cash distributions on July 16, 2003, equivalent to $0.015 per outstanding share, and July 17, 2007, equivalent to $0.02 per outstanding share. Dividends undertaken by the Company will be solely at the discretion of the Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is intended to be read in conjunction the Company’s audited financial statements the integral notes thereto. The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL: The Company specializes in the manufacturing and development of wireless modem products. The Company offers product lines which provide innovative communication solutions for applications not served by existing conventional communication systems. The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically, as well as internationally, and domestically to public safety entities for mobile data computer terminal (MDC) applications. The Company markets its products through direct sales, sales representatives, and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2007 vs. FISCAL YEAR 2006

GROSS REVENUES: Total revenues for the fiscal year 2007 were $3,085,510 reflecting a 16% increase from $2,666,120 gross revenues for fiscal year 2006. The increase in total revenues is the result of increased product sales and increased interest revenues during 2007. Product sales increased to $3,002,521 in 2007, as compared to 2006 sales of $2,617,810, reflecting a sales increase of 15%. Management believes the increase in sales revenues were the result of increases in foreign and domestic sales of products used in Industrial Automation applications. The Company’s products being employed in large industrial automation projects in Colombia during 2007 resulted in a significant increase in foreign sales revenues. The Company’s domestic sales decreased slightly during 2007 due to the effect of weaker than expected product sales for MDC applications. Management believes the reduced MDC sales were due to reduced funding for projects involving the Company’s products, extended procurement cycle for public safety entities, and reduced sales manager activity during the first half of 2007. During 2008, the Company intends to continue targeting existing markets of industrial controls and MDC applications, and continued sales manager activities for increased coverage and exposure in the domestic industrial automation market. Management remains committed to implementing existing marketing strategies, however sustaining or increasing sales revenues for 2008 cannot be guaranteed due to the highly competitive markets in which the Company’s products and services are marketed.

Interest revenues increased to $81,272 from 2006 levels of $48,310 due to increased rates of return received on the Company’s investments.

OPERATING SEGMENTS

Segment information is prepared on the same basis that the Company’s Management reviews financial information for operational decision-making purposes. The Company’s operating segment information is contained in "Financial Statements, Notes to Financial Statements, Note 13 – Segment Reporting".

Domestic Revenues

The Company’s domestic operations represent 81% of the Company’s total net revenues. Domestic operations sell The Company’s domestic operations represent 70% of the Company’s total net revenues. Domestic operations sell ESTeem modem products, accessories and service primarily through domestic resellers, as well as directly to end users of the Company’s products. Domestic revenues decreased to $2,144,647 for the year ended 2007, compared to $2,149,021 for the year ended 2006. The decrease in domestic revenues is attributable to decreased sales for MDC applications during 2007. Management believes MDCS sales were weaker than expected during 2007 due to reduced funding for projects involving the Company’s products, extended procurement cycle for public safety entities, and reduced sales manager activity during the first half of 2007. A majority of the Company's domestic product sales during 2007 were employed in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem modem to transmit industrial control information to and from control room areas via a wireless communications infrastructure. It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future. The Company’s domestic industrial automation sales increased during 2007, offsetting weaker than expected sales for MDC applications. Management believes the growth in domestic industrial automation revenues is the result of increased sales manager and reseller activity when compared to 2006.

The Company’s domestic sales included sales of the Company’s products for MDC systems to public entities, which accounted for 8% of the Company’s domestic sales during 2007. Management believes MDCS sales were weaker than expected during 2007 due to reduced funding for projects involving the Company’s products, extended procurement cycle for public safety entities, and reduced sales manager activity during the first half of 2007. The Company hired a sales manager focused primarily on the MDCS market place late in the second quarter of 2007. Management believes the activities of this focused sales manager will have positive effects in MDCS revenues. An example of an MDC system for a public entity is a local area network (LAN), between police department computer dispatch centers and individual police vehicles. Management believes funding of MDC projects on local, state and federal levels cannot be guaranteed and therefore MDC projects involving the Company’s products become very difficult to predict.

Domestic segment operating income decreased to $311,594 for 2007 as compared with $427,513 for 2006 due to increased operating expenses during 2007 when compared with 2006.

Foreign Revenues

The Company’s foreign operating segment represents 30% of the Company’s total net revenues. The foreign operating segment is based wholly in the United States and maintains no assets outside of the United States. The foreign operating segment sells ESTeem modem products, accessories and service primarily through foreign resellers, as well as directly to end customers of the Company’s products located outside the United States.

During 2007, the Company had $940,863 in foreign export sales, amounting to 30% of gross revenues for the year, compared with foreign export sales of $517,099 for 2006, reflecting an increase of 82%. The increase is attributable primarily to increased sales of the Company’s products for use in several industrial automation applications in Colombia. Products purchased by foreign customers were used primarily in industrial automation applications. Management believes the majority of foreign export sales are the results of the Company’s Latin American sales staff, EST foreign reseller activity, and the Company’s internet website presence.

Operating income for the foreign segment increased to $481,822 for 2007 as compared with $189,327 for 2006 due to increased sales revenues for the segment during 2007.

Unallocated Corporate

Unallocated corporate expenses relate to functions, such as accounting, corporate management and administration, that support but are not attributable to the Company’s domestic or foreign operating segments, include salaries, wages and other expenses related to the performance of these support functions. Unallocated corporate expenses increased during 2007 to $330,281 as compared with $273,826 for 2006, and represented expense to total net revenue percentage of 11% and 10% respectively. The increase during 2007 was the result of increased professional services expenses, profit sharing bonuses accrued for 2007 profitability and segment related wages, when compared with 2006.

As of December 31, 2006, the Company had a backlog of $100,400 in sales orders. The Company’s customers generally place orders on an "as needed basis". Shipment for the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

As of December 31, 2007, the Company had a backlog of $35,000 in sales orders. The Company’s customers generally place orders on an "as needed basis". Shipment for the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES: Cost of Sales, as a percentage of gross sales, was 38% and 39% respectively, for 2007 and 2006. Cost of Sales variances are the result of the product mix sold, as well as differences in the price discounting structure for the mix of products sold during the period.

INVENTORY: The Company's year-end inventory values for 2007 and 2006 were as follows:

	2007	2006
Parts	$250,701	$255,793
Work in progress	108,101	108,162
Finished goods	239,399	218,960
TOTAL	$598,201	$582,915

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time, meet production and delivery requirements. Approximately 10% of the Company’s inventory at December 31, 2007 consisted of parts having lead times ranging from 12 to 16 weeks. Some parts are maintained at high levels to assure availability to meet production requirements, and accordingly, account for a significant portion of the Company’s inventory value. Based on past experience with component availability, distributor relationships, and inventory levels, the Company does not foresee shortages of materials used in production. However, developments in the electronic component marketplace, involving components used by the Company which are also used in cellular phones, pagers and other personal technology devices, have the potential of creating negative availability and delivery issues for components used by the Company. The Company has been able to procure parts on a timely basis as of the date of this report, however procurement cannot be guaranteed in the future. If shortages were to occur, material interruption of production and product delivery to customers could occur. Inventory levels increased between December 31, 2006 and December 31, 2007, due to the Company increasing production and finished goods levels to meet increased sales activity during 2007.

OPERATING EXPENSES: Operating expenses increased to $1,467,051 in 2007, from 2006 levels of $1,282,761. Material changes in expenses are comprised of the following components: Advertising expense decreased to $9,040 from $17,558 in 2006 due to timing differences in trade publication advertising when compared with 2006. Depreciation expense decreased during 2007 to $54,433 from 2006 levels of $59,401 due to the Company’s decreased assets when compared with 2006. Supplies and materials expense decreased to $44,740 for 2007 from 2006 levels of $49,850 due to decreased research and development related supplies employed in product development during 2007. Professional services expense increased to $333,603 from 2006 levels of $191,817 due to significantly increased subcontracted software development and engineering expertise contracted by the Company during 2007, and increased administrative related contracted professional services. Travel expenses increased to $100,553 for 2007, compared to $85,145 for 2006, due to increased sales and customer support related activities when compared with 2006. Salaries, benefits and related taxes increased to $1,186,450 in 2007, from 2006 levels of $1,012,199, due to wages paid by the Company for additional employees hired during 2007 when compared with 2006.

FISCAL YEAR 2006 vs. FISCAL YEAR 2005

GROSS REVENUES: Total revenues for the fiscal year 2006 were $2,666,120 reflecting an 8% increase from $2,460,506 gross revenues for fiscal year 2005. The increase in total revenues is the result of increased interest revenues and a small increase in product sales revenues during 2006. Product sales increased to $2,617,810 in 2006, as compared to 2005 sales of $2,417,700, reflecting a sales increase of 8%. Management believes the increase in sales revenues were the result of increases in domestic MDC sales and foreign sales. The growth in MDC sales was due to the completion of a large MDC project using the Company’s products in the State of Mississippi during 2006. The Company’s products being employed in a large industrial automation project in Colombia during 2006 resulted in increased foreign sales revenues. The Company’s domestic industrial automation sales did not experience any growth during 2006. Management believes the lack of growth in domestic industrial automation revenues is the continuation of a pattern seen in 2005 and is the result of continued product and price competition in the industrial automation market.

Interest revenues increased to $48,310 from 2005 levels of $42,806 due to increased rates of return received on the Company’s investments.

OPERATING SEGMENTS

The Company’s operating segment information is contained in "Financial Statements, Notes to Financial Statements, Note 13 – Segment Reporting".

Domestic Revenues

The Company’s domestic operations represent 81% of the Company’s total net revenues. Domestic operations sell ESTeem modem products, accessories and service primarily through domestic resellers, as well as directly to end users of the Company’s products. Domestic revenues increased to $2,149,021 for the year ended 2006, compared to $2,001,143 for the year ended 2005, reflecting an increase of 7%. The increase in domestic revenues is attributable to increased sales for MDC applications during 2006. A majority of the Company's domestic product sales during 2006 were employed in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem modem to transmit industrial control information to and from control room areas via a wireless communications infrastructure. It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future. The Company’s domestic industrial automation sales did not experience any growth during 2006. Management believes the lack of growth in domestic industrial automation revenues is the continuation of a pattern seen in 2005 and is the result of continued product and price competition in the industrial automation market.

The Company’s domestic sales were augmented by sales of the Company’s products for MDC systems to public entities, which accounted for 25% of the Company’s domestic sales during 2006. The growth in MDC sales was due to the completion of a large MDC project using the Company’s products in the State of Mississippi during 2006. An example of an MDC system for a public entity is a local area network (LAN), between police department computer dispatch centers and individual police vehicles. Management believes funding of MDC projects on local, state and federal levels cannot be guaranteed and therefore MDC projects involving the Company’s products become very difficult to predict.

Domestic segment operating income increased to $427,513 for 2006 as compared with $225,967 for 2005 due to increased profit margin on the products and services sold during 2006 when compared with 2005.

Foreign Revenues

The Company’s foreign operating segment represents 19% of the Company’s total net revenues. The foreign operating segment is based wholly in the United States and maintains no assets outside of the United States. The foreign operating segment sells ESTeem modem products, accessories and service primarily through foreign resellers, as well as directly to end customers of the Company’s products located outside the United States.

During 2006, the Company had $517,099 in foreign export sales, amounting to 19% of gross revenues for the year, compared with foreign export sales of $459,363 for 2005, reflecting an increase of 13%. The increase is attributable to increased sales revenues in Latin America, particularly Colombia where the Company’s products were installed in a large industrial automation application. Products purchased by foreign customers were used primarily in industrial automation applications. Management believes the majority of foreign export sales are the results of the Company’s Latin American sales staff, EST foreign reseller activity, and the Company’s internet website presence.

Operating income for the foreign segment increased to $189,327 for 2006 as compared with $169,632 for 2005 due to increased sales revenues for the segment during 2006.

Unallocated Corporate

Unallocated corporate expenses relate to functions, such as accounting, corporate management and administration, that support but are not attributable to the Company’s domestic or foreign operating segments, including salaries, wages and other expenses related to the performance of these support functions. Unallocated corporate expenses increased during 2006 to $273,826 as compared with $220,842 for 2005, and represented expense to total net revenue percentage of 10% and 9% respectively. The increase during 2006 was the result of increased profit sharing bonuses accrued for 2006 profitability, recognition of share based compensation, increased state taxes and professional services when compared with 2005.

OPERATING EXPENSES: Operating expenses increased to $1,282,761 in 2006, from 2005 levels of $1,140,174. Material changes in expenses are comprised of the following components: Advertising increased to $17,558 from $12,679 in 2005 due to timing differences in trade publication advertising when compared with 2005. Sales Commissions decreased to $4,144 in 2006 due to decreased commissions paid to third parties when compared with 2005. Depreciation expense decreased during 2006 to $59,401 from 2005 levels of $71,031 due to the Company’s decreased assets when compared with 2005. Supplies and materials expense increased to $49,850 for 2006 from 2005 levels of $25,789 due to increased research and development related supplies employed in product development during 2006. Professional services increased to $191,817 from 2005 levels of $100,785 due to increased subcontracted software development and engineering expertise employed by the Company during 2006. Rent and Utilities expense increased to $53,751 during 2006 as compared with $44,072 during 2005 due to the Company moving to a larger leased facility during the fourth quarter of 2005. Telephone expenses decreased during 2006 to $12,935 as compared to $15,161 during 2005 due to a temporary reduction in sales personnel during 2006. Travel expenses decreased to $85,145 for 2006, compared to $119,278 for 2005, due to decreased sales and customer support related activities when compared with 2005. Salaries, benefits and related taxes, decreased to $1,012,199 in 2006, from 2005 levels of $1,030,027, due to wages paid by the Company decreasing as a result of the Company having a net loss of three employees during 2006 when compared with 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in net income of $319,322 for 2007, increased from net income of $226,089 for 2006. The increase in net income is the result of increased sales revenues and increased interest income, when compared with 2006. At December 31, 2007, the Company's working capital was $3,046,967 compared with $2,824,793 at December 31, 2006. The Company’s operations rely solely on the income generated from sales. The Company's major capital resource requirements are payment of employee salaries and benefits and maintaining inventory levels adequate for production. Extended availability for components critical for production of the Company’s products, ranging from 12 to 16 weeks, require the Company to maintain high inventory levels. It is Management’s opinion that the Company’s working capital as of December 31, 2007 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2007 was 13.2:1 compared to 10.1:1 at December 31, 2006. The increase in current asset ratio is the result of increased certificate of deposit investments and decreased federal income taxes payable at year-end 2007, when compared with 2006.

The Company's cash resources at December 31, 2007, including cash and cash equivalent liquid assets, were $1,479,985, compared to cash resources of $1,487,848 at year-end 2006. The Company’s cash and cash equivalent assets are held in checking and money market investment accounts.

As of January 1, 2005, the Company entered into a 39-month agreement with Netsuite Inc. to provide the Company’s customer relationship management and accounting software and related network infrastructure services. The current portion of the prepaid Netsuite Inc. services as of December 31, 2007, is reflected in prepaid expenses and amounted to $6,500.

The Company's trade accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 2007, were $281,064, compared to $401,127 at year-end 2006. The decrease is the result of timing differences in sales and collections when compared with unusually strong sales late in December of 2006. Management believes that all of the Company’s accounts receivable as of December 31, 2007 are collectible.

The Company believes the level of risk associated with customer receipts on export sales is minimal. Foreign shipments are made only after payment has been received, irrevocable letter of credit terms have been pre-arranged, or on Net 30 day credit terms to established foreign companies with which the Company has distributor relationships. Foreign orders are generally filled as soon as they are received therefore, foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 2007, were $598,201, reflecting an increase from December 31, 2006 levels of $582,915. The increase in inventory between December 31, 2006 and December 31, 2007, is due to the Company increasing production and finished goods levels to meet increased sales activity during 2007.

The Company had capital expenditures during 2007 of $49,219 primarily for production related test equipment and software, and computer system upgrades. The Company intends on investing in additional capital equipment as deemed necessary to support development and manufacture of current and future products. As of December 31, 2007, the Company's current liabilities were $248,860, decreased from 2006 year-end levels of $310,351. The decrease was the result of decreased levels of federal income taxes payable when compared with year-end 2006.

The Company had no off balance sheet arrangements for the year ended December 31, 2007.

Inflation had minimal adverse effect on the Company’s operations during 2007. Minimal adverse effect is anticipated during 2008.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, and risk factors that are listed in the Company’s reports and registrations statements filed with the Securities and Exchange Commission.

Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 15d-15(e) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness affecting our internal control over financial reporting and, as a result of this weakness, our disclosure controls and procedures were not effective as of December 31, 2007.

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

As of December 31, 2007 management conducted an assessment of the effectiveness of EST’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the

Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based upon this assessment, we determined that there was a material weakness affecting our internal control over financial reporting and, as a result of that weakness, our disclosure controls and procedures were not effective as of December 31, 2007. The material weakness is as follows:

We did not maintain effective controls to ensure appropriate segregation of duties as the same employees were responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

Management’s Remediation Initiatives

Management is currently evaluating avenues for mitigating our internal controls weaknesses, but mitigating controls that are practical and cost effective may not be found based on the size and structure of our organization. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Balance Sheets	2
Statements of Income	3
Statements of Comprehensive Income	4
Statements of Changes in Stockholders’ Equity	5
Statements of Cash Flows	6-7
Notes to Financial Statements	8-17
Supplemental Schedules of Operating Expenses	19
Supplemental Schedules of Selected Financial Data	20

Moe O’Shaughnessy & Associates, P.S.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Electronic Systems Technology, Inc.
415 N. Quay - Building B1
Kennewick, WA 99336

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc., dba ESTeem Wireless Modems, as of December 31, 2007 and 2006, and the related statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Systems Technology, Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of operating expenses and selected financial data are presented for purposes of additional analyses and are not a required part of the basic financial statements. Such supplemental schedules have been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ MOE O’SHAUGHNESSY & ASSOCIATES, P.S.
February 29, 2008

427 W. Sinto Avenue, Ste 200, Spokane, Washington 99201
Phone (509) 325-4900 Fax (509) 325-9345 E-mail moaps@qwest.net

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

ASSETS
	2007	2006
CURRENT ASSETS
Cash	$ 35,004	$ 55,665
Money market investment	1,444,981	1,432,183
Certificates of deposit	900,000	630,000
Accounts receivable, net of allowance for doubtful accounts of $2,126 at 2007 and $3,059 at 2006	281,064	401,127
Inventory	598,201	582,915
Prepaid insurance	9,123	8,376
Prepaid expenses	12,373	20,228
Accrued interest	15,081	4,650
Total Current Assets	3,295,827	3,135,144
PROPERTY AND EQUIPMENT - NET	147,441	152,655
OTHER ASSETS - NET	340	5,852
DEFERRED INCOME TAX BENEFIT	33,600	26,200
	$3,477,208	$3,319,851

See Notes to Financial Statements

LIABILITIES AND STOCKHOLDERS’ EQUITY
	2007	2006
CURRENT LIABILITIES
Accounts payable	$ 134,129	$ 93,051
Refundable deposits	11,949	67
Accrued wages and bonus	49,252	37,706
Accrued payroll and other taxes	7,543	10,527
Accrued vacation pay	33,683	28,910
Income tax payable	12,304	140,090
Total Current Liabilities	248,860	310,351
DEFERRED INCOME TAXES	49,000	50,500
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY
Common stock - $.001 par value 50,000,000 shares authorized, 5,153,667 and 5,148,667 issued and outstanding at 2007 and 2006, respectively	5,154	5,154
Additional paid-in capital	978,565	974,466
Retained earnings	2,195,629	1,979,380
	3,179,348	2,959,000
	$3,477,208	$3,319,851

See Notes to Financial Statements

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
SALES - NET	$3,002,521	$2,617,810	$2,417,700
COST OF SALES	1,155,323	1,018,798	1,112,683
GROSS PROFIT	1,847,198	1,599,012	1,305,017
OPERATING EXPENSES	1,467,051	1,282,761	1,140,174
OPERATING INCOME	380,147	316,251	164,843
OTHER INCOME
Interest income	81,272	48,310	42,806
Other income (expense)	1,717	(21,547)	(32,892)
	82,989	26,763	9,914
INCOME BEFORE INCOME TAXES	463,136	343,014	174,757
PROVISION FOR FEDERAL INCOME TAXES	143,814	116,925	61,694
NET INCOME	$ 319,322	$ 226,089	$ 113,063
BASIC EARNINGS PER SHARE	$ 0.06	$ 0.04	$ 0.02
DILUTED EARNINGS PER SHARE	$ 0.06	$ 0.04	$ 0.02

See Notes to Financial Statements

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
NET INCOME	$ 319,322	$ 226,089	$ 113,063
OTHER COMPREHENSIVE LOSS:
Unrealized loss on securities arising during the period	-	-	(8,948)
Income tax benefit related to other comprehensive loss	-	-	3,043
Other comprehensive loss, Net	-	-	(5,905)
COMPREHENSIVE INCOME	$ 319,322	$ 226,089	$ 107,158

See Notes to Financial Statements

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

					Accumulated Other Comprehensive Loss

	Common Stock		Paid-In Capital	Retained Earnings
	Shares	Amount				Total

BALANCE AT JANUARY 1, 2005	5,148,667	$ 5,149	$ 966,184	$1,743,252	$ (15,824)	$2,698,761
COMPREHENSIVE INCOME:
Net income December 31, 2005	-	-	-	113,063	-	113,063
Unrealized loss on securities - net	-	-	-	-	(5,905)	(5,905)
Less reclassification adjustment included in net income	-	-	-	-	4,712	4,712
CASH DIVIDEND	_______-	_______-	_______-	(51,487)	-	(51,487)
	5,148,667	5,149	966,184	1,804,828	(17,017)	2,759,144
STOCK OPTIONS EXERCISED	5,000	5	1,995	-	-	2,000
COMPREHENSIVE INCOME:
Net income December 31, 2006	-	-	-	226,089	-	226,089
Less reclassification adjustment included in net income	-	-	-	-	17,017	17,017
SHARE-BASED COMPENSATION	-	-	6,287	-	-	6,287
CASH DIVIDEND	_______-	_______-	_______-	(51,537)	-	(51,537)
	5,153,667	5,154	974,466	1,979,380	-	2,959,000
COMPREHENSIVE INCOME:
Net income	-	-	-	319,322	-	319,322
SHARE-BASED COMPENSATION	-	-	4,099	-	-	4,099
CASH DIVIDEND	_______-	_______-	_______-	(103,073)	-	(103,073)
BALANCE AT DECEMBER 31, 2007	5,153,667	$ 5,154	$ 978,565	$2,195,629	$ -	$3,179,348

See Notes to Financial Statements

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 319,322	$ 226,089	$ 113,063
Noncash expenses included in income:
Depreciation	54,433	59,401	71,031
Amortization	-	1,433	2,851
Allowance for doubtful accounts	(933)	1,374	(199)
Deferred income taxes	(8,900)	(14,400)	(19,500)
Loss on disposition of assets	-	94	16,468
Realized loss on sale of investments	-	19,343	7,140
Share-based compensation	4,099	6,287	-
Decrease (increase) in current assets:
Accounts receivable, net	120,996	(179,519)	34,297
Inventory	(15,286)	(97,658)	119,902
Other current assets	(3,323)	1,489	(22,165)
Increase (decrease) in current liabilities:
Accounts payable and other current liabilities	66,295	74,703	(74,276)
Federal income taxes payable	(127,786)	50,746	41,993
Net Cash From Operating Activities	408,917	149,382	290,605
CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits and long term prepaids	5,512	17,782	(23,294)
Purchase of investments and certificates of deposit	(1,570,000)	(1,572,000)	(990,000)
Proceeds from sale of investments and certificates of Deposit	1,300,000	2,319,081	955,028
Additions to property and equipment	(49,219)	(28,125)	(18,067)
Net Cash From Investing Activities	(313,707)	736,738	(76,333)
CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised	-	2,000	-
Cash dividend	(103,073)	(51,537)	(51,487)
Net Cash From Financing Activities	$ (103,073)	$ (49,537)	$ (51,487)

(Continued)

See Notes to Financial Statements

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	$ (7,863)	$ 836,583	$ 162,785
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,487,848	651,265	488,480
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,479,985	$1,487,848	$ 651,265
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$ 280,500	$ 80,798	$ 39,201

Cash and cash equivalents:
Cash	$ 35,004	$ 55,665	$ 11,100
Money market	1,444,981	1,432,183	640,165
	$1,479,985	$1,487,848	$ 651,265

(Concluded)

See Notes to Financial Statements

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Business Organization

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves. On November 12, 1984, the Company sold 3,000,000 shares of its unissued common stock to the public at an offering price of $.30 per share, arbitrarily determined by the underwriter.

September 13, 2007, announced their establishment of a "doing business as" or dba structure, based on the Company’s registered trade name of ESTeem (tm) Wireless Modems.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates used in the accompanying financial statements include allowance for uncollectible accounts receivable, inventory obsolescence, useful lives of depreciable assets, and deferred income taxes. Actual results could differ from those estimates.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to credit risk consists of cash and customer receivables.

The Company places its cash with two major financial institutions. During the period, the Company had cash balances that were in excess of federally insured limits.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer. Provision for certain sales incentives and discounts to customers are accounted for as reductions in sales in the period the related sales are recorded. Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists or the customer is a foreign branch of a U.S. company.

Revenues from site support and engineering services are recognized as the Company performs the services. Amounts billed and collected before the services are performed are included in deferred revenues. Revenue is recognized based upon proportional performance when the contract contains performance milestones.

Due to the specialized nature of the products sold, the Company does not generally sell its products with the right of return; therefore returns are reported when they occur.

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer. No allowance for estimated warranty repairs or product returns has been recorded.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Financial Instruments

The Company’s financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash, certificates of deposit and money market accounts purchased with original maturities of three months or less.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for uncollectible accounts receivable. Accounts receivable are presented net of an allowance for doubtful accounts of $2,126 and $3,059 as of December 31, 2007 and 2006,respectively. The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

Accounts receivable include $1,118 of amounts due which are over ninety days past due at December 31, 2007.

Inventory

Inventories are stated at lower of direct cost or market. Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method. Market is determined based on net realizable value and consideration is given to obsolescence.

Patent Costs

Expenses incurred in connection with the patent have been capitalized and are being amortized over 17 years. The patent was fully amortized at December 31, 2006.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful life of property and equipment for purposes of computing depreciation is five to seven years. The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations. The Company normally capitalizes non consumable assets with a cost greater than one thousand dollars.

Investments

Certificates of deposit with original maturities ranging from three months to twelve months were purchased for $900,000, at December 31, 2007.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Capitalized Software Costs

Capitalized software costs consist of costs to purchase and develop software. The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established. Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years. All software costs were fully amortized at December 31, 2006.

Income Taxes

The provision for income taxes is computed on the pretax income based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Research and Development

Research and development costs are expensed as incurred. Research and development expenditures for new product development and improvements of existing products by the Company for 2007, 2006, and 2005, were $497,280, $401,572, and $280,052, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs for the years ended December 31, 2007, 2006, and 2005, were $9,040, $17,558, and $12,679, respectively.

Comprehensive Income

Comprehensive income consists of net income and unrealized losses on marketable equity investments.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123R, a revision of SFAS 123, "share-based payment". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period. See Note 7 for additional information. In addition to the recognition of expense in the financial statements, under SFAS 123R, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity as presented in prior years.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which is effective for fiscal years beginning after November 15, 2007. The purpose of this statement is to permit entities to measure many financial instruments and certain other items at fair market value that are not currently required to be measured at fair market value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company is in the process of reviewing and evaluating SFAS 159, but does not believe that its adoption will have a material impact on the Financial Statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurement", which is effective for fiscal years beginning after November 15, 2007. The purpose of this statement is to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The Company is in the process of reviewing and evaluating SFAS 157, but does not believe that its adoption will have a material impact on the Financial Statements.

2. Inventories

Inventories consisted of the following:

	2007	2006
Parts	$250,701	$255,793
Work in progress	108,101	108,162
Finished goods	239,399	218,960
	$598,201	$582,915

3. Property and Equipment

Property and equipment consisted of the following:

	2007	2006
Laboratory equipment	$551,704	$504,651
Furniture and fixtures	16,398	16,398
Dies and molds	105,353	103,418
	673,455	624,467
Accumulated depreciation	(526,014)	(471,812)
	$147,441	$152,655

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

4. Other Assets

Other assets consisted of the following:

	2007	2006
Patent costs	$ 1,850	$ 1,850
Software costs	86,330	86,330
	88,180	88,180
Accumulated amortization	(88,180)	(88,180)
	-	-
Deposits	340	340
Prepaid expense - long term	-	5,512
	$ 340	$ 5,852

5. Provision For Income Taxes

The Company uses the asset and liability approach in accounting for income taxes.

The provision for federal income taxes consisted of:

	2007	2006	2005
Current	$152,714	$140,090	$ 80,579
Deferred	(8,900)	(23,165)	(18,885)
Provision for federal income taxes	$143,814	$116,925	61,694

The components of deferred tax assets and liabilities at December 31, were as follows:

	2007	2006	2005
Deferred tax assets:
Accrued liabilities	$ 11,400	$ 9,800	$ 8,000
Inventory adjustment	8,100	3,400	-
Unrealized loss on investments	-	-	8,800
Capital loss carryforward	9,800	9,800	3,200
Other	4,300	3,200	600
Total	$ 33,600	$ 26,200	$ 20,600
Deferred tax liabilities:
Depreciable property	$ 49,000	$ 50,500	$ 59,300
Total	$ 49,000	$ 50,500	$ 59,300

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

5. Provision For Income Taxes - (Continued)

The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows:
	2007	2006	2005
Amount computed using the statutory rate	$152,714	$140,090	$80,579
Increase(decrease) in deferred tax (assets) liabilities	(8,900)	(14,400)	(19,500)
Income tax benefit - unrealized loss on securities	-	-	3,043
Decrease in deferred tax asset - reclassification adjustment accumulated other comprehensive loss	-	(8,765)	(2,428)
Provision for federal income taxes	$143,814	$116,925	$ 61,694

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examination by tax authorities for years before 2003. January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN48). FIN48 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits.

For the years ended December 31, 2007, 2006, and 2005, the Company recognized penalties of $2,314, $2,805, and $2,384, respectively, in the provision for federal income taxes.

6. Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K plan and trust. All employees over the age of twenty-one are eligible. On January 1, 2006, the Company adopted a four percent salary matching provision. The Company contributed $34,147 and $23,758 to the plan at December 31, 2007 and 2006, respectively.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

7. Share-Based Compensation

Effective for January 1, 2006, the Company adopted SFAS 123R using the modified prospective transition method. The Company previously accounted for these plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25), and related interpretations and disclosure requirements established by SFAS 123, "Accounting for Stock-Based Compensation".

The Company grants stock options to individual employees and directors with three years continuous tenure. After termination of employment, stock options may be exercised within ninety days.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in:

	2007	2006	2005 (Pro Forma)
Dividend yield	1.43%	1.43%	1.25%
Expected volatility	39%	49%	63%
Risk-free interest rate	4.40%	4.67%	3.65%
Expected term (in years)	3	3	3
Estimated fair value per option granted	$0.21	$0.25	$0.34

The average risk-free interest rate is based on the three-year U.S. Treasury Bond rate in effect as of the grant date. The expected volatility is determined using a weighted average of weekly historical volatility of the stock price over a period of one year prior to the grant dates. The Company uses historical data to estimate option exercise rates. The option exercise rate for option grants in 2007 was eleven percent.

In the year ended December 31, 2007, and 2006, respectively, the Company recognized $4,099 and $6,287 in share-based compensation expense. No non-vested share-based compensation arrangements existed as of December 31, 2007.

In year ended December 31, 2005, the Company adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense had been recognized for the stock option plan. Had compensation expense for the Company’s stock option plan been determined, based on the fair value at the grant date for awards, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2007	2006	2005
Net earnings as reported	$319,322	$226,089	$113,063
Share-based compensation as reported	4,099	6,287	-
Net earnings (loss) pro forma	240,326	129,633	(23,486)
Earnings per share - as reported	0.06	0.04	0.02
Earnings per share - proforma	0.05	0.03	(0.01)

No material earnings (loss) per share difference exists between basic earnings (loss) per share and diluted earnings (loss) per share.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

7. Share-Based Compensation - (Continued)

A summary of option activity follows:

	Number Out-Standing	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinisic Value
Balance at 12/31/04	505,000	$0.56	1.1	$105,400
Granted	195,000	0.78
Exercised	-	-
Canceled	(155,000)	0.40
Balance at 12/31/05	545,000	0.68	1.1	31,000
Granted	215,000	0.68
Exercised	(5,000)	0.40
Canceled	(195,000)	0.48
Balance at 12/31/06	560,000	0.72	1.1	-
Granted	180,000	0.68
Exercised	-	-
Canceled	(185,000)	0.80
Balance at 12/31/07	555,000	0.71	1.1	-
Exercisable at 12/31/07	555,000	0.71	1.1	-

The aggregate intrinsic value in the table above is before applicable income taxes and represents the amount optionees would have received if all options had been exercised on the last day of the period indicated, based on the Company’s adjusted closing stock price.

8. Employee Profit Sharing Bonus Program

The Company makes contributions to the Employees Profit Sharing Bonus Program (a non-qualified plan) based upon ten percent of the first $100,000 of pre-tax net income plus eight percent on pre-tax net income in excess of $100,000. The Company has accrued contributions for the years 2007, 2006, and 2005, of $42,447, $31,998, and $17,370, respectively.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

9. Earnings Per Share

The following table represents the calculation of net earnings per common share - basic and diluted:
	2007	2006	2005
Net income	$ 319,322	$ 226,089	$ 113,063
Basic earnings per share:
Weighted average shares outstanding	5,153,667	5,152,968	5,148,667
Diluted earnings per share:
Weighted average shares outstanding	5,153,667	5,152,968	5,148,667
Incremental shares from assumed conversion of stock options	88,722	12,378	75,137
Weighted average shares outstanding	5,242,389	5,165,346	5,223,804
Net earnings per common share-basic	$ 0.06	$ 0.04	$ 0.02
Net earnings per common share-diluted	$ 0.06	$ 0.04	$ 0.02

10. Leases

The Company leases its facilities from a port authority, under beneficial terms, for $3,263 monthly for three years, expiring in September 2008, with annual increases based upon the Consumer Price Index. The lease expense for the years ended December 31, 2007, 2006, and 2005 was $41,733, $39,672 and $34,446, respectively.

Future minimum lease payments required under the above operating lease for the year ending December 31, 2008 are $32,459.

11. Related Party Transactions

For the years ended December 31, 2007, 2006, and 2005; services in the amount of $126,326, $152,520, and $146,421, respectively, were contracted with a manufacturing process company, Manufacturing Services, Inc. The president and past president of Manufacturing Services, Inc., are members of the Board of Directors of Electronic Systems Technology, Inc. Accounts payable include $10,980 of payables to Manufacturing Services, Inc., at December 31, 2007.

12. Commitments and Contingencies

The Company purchases certain key components necessary for the production of its products from a limited number of suppliers. The components provided by the suppliers could be replaced or substituted by other products. It is possible that if this action became necessary, an interruption of production and/or material cost expenditures could take place.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

13. Segment Reporting

Segment information is prepared on the same basis that the Company’s management reviews financial information for operational decision making purposes. Electronic Systems Technology, Inc., has two reportable segments, domestic and foreign, based on the geographic location of the customers. Both segments sell radio modem products (requiring an FCC license or license free Ethernet products), related accessories for radio modem products for industrial automation projects, and mobile data computer products. The foreign segment sells the Company’s products and services outside the United States.

Domestic customers represent approximately seventy percent of total net revenues. Foreign customers represent approximately thirty percent of total net revenues. No individual customer comprised more than ten percent of sales revenue. Revenues from foreign countries, consist primarily of revenues from Canada, Mexico, and South American countries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, Note 1. Management evaluates performance based on net revenues and operating expenses. Administrative functions such as finance and information systems are centralized. However, where applicable, portions of the administrative function expenses are allocated between the operating segments. The operating segments share the same manufacturing and distributing facilities. Costs of operating the manufacturing plant, equipment, inventory, and accounts receivable are allocated directly to each segment.

Summary financial information for the two reportable segments is as follows:

	Domestic	Foreign	Unallocated Corporate	Total
2007
Total net revenues	$2,144,647	$940,863	$ -	$3,085,510
Earnings/loss before tax	311,594	481,822	(330,280)	463,136
Net capital expenditures	46,361	-	2,858	49,219
Identifiable assets	359,028	61,870	3,056,310	3,477,208
2006
Total net revenues	$2,149,021	$517,099	$ -	$2,666,120
Earnings/loss before tax	427,513	189,327	(273,826)	343,014
Net capital expenditures	27,525	-	600	28,125
Identifiable assets	498,439	48,055	2,773,357	3,319,851
2005
Total net revenues	$2,001,143	$459,363	$ -	$2,460,506
Earnings/loss before tax	225,967	169,632	(220,842)	174,757
Net capital expenditures	18,067	-	-	18,067
Identifiable assets	394,196	3,930	2,596,455	2,994,581

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULES

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS
SUPPLEMENTAL SCHEDULES OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
Advertising	$ 9,040	$ 17,558	$ 12,679
Amortization	-	1,433	2,851
Bad debt	-	5,059	5,116
Commissions - sales	4,230	4,144	5,291
Dues and subscriptions	2,145	1,740	3,329
Depreciation	54,433	59,401	71,031
Insurance	13,527	13,618	14,764
Materials and supplies	44,740	49,850	25,789
Office and administration	14,204	13,253	13,127
Printing	9,294	8,543	8,898
Professional services	333,603	191,817	100,785
Rent and utilities	56,295	53,751	44,072
Repair and maintenance	13,820	17,533	16,435
Salaries	988,322	822,995	835,178
Taxes	198,128	189,204	194,849
Telephone	11,918	12,935	15,161
Trade shows	40,112	46,527	41,071
Travel expenses	100,553	85,145	119,278
	1,894,364	1,594,506	1,529,704
Expenses allocated to cost of sales	(427,313)	(311,745)	(389,530)
	$1,467,051	$1,282,761	$1,140,174

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
DBA ESTEEM WIRELESS MODEMS
SUPPLEMENTAL SCHEDULES OF SELECTED FINANCIAL DATA

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, 2005, 2004 AND 2003

	2007	2006	2005	2004	2003

Sales – net	$3,002,521	$2,617,810	$2,417,700	$2,416,625	$2,209,841

Gross profit	1,847,198	1,599,012	1,305,017	1,332,777	1,158,444

Income before provision for income taxes	463,136	343,014	174,757	260,126	173,901

Provision for income taxes	143,814	116,925	61,694	85,306	50,895

Net income	319,322	226,089	113,063	174,820	123,006

Other comprehensive loss, net of tax	-	-	(5,905)	(6,350)	(5,465)

Comprehensive income	319,322	226,089	107,158	168,470	117,541

Net income per share – basic	0.06	0.04	0.02	0.03	0.02

Weighted average number of shares outstanding	5,153,667	5,152,968	5,148,667	5,104,678	5,098,667

Total assets	3,477,208	3,319,851	2,994,581	2,983,296	2,822,689

Stockholders’ equity	3,179,348	2,959,000	2,759,144	2,698,761	2,560,778

Stockholders’ equity per share	0.62	0.57	0.54	0.53	0.50

Working capital	3,046,967	2,824,793	2,588,752	2,498,881	2,355,418

Current ratio	13.2:1	10.1:1	15.7:1	13.0:1	12.6:1

Equity to total assets	91%	89%	92%	90%	91%

CORPORATE DIRECTORY

DIRECTORS

Tommy L. Kirchner
President
Chief Executive Officer
Electronic Systems Technology Inc.

Robert Southworth
Patent Attorney (Retired)
U.S. Department of Energy

Melvin H. Brown
President/Chief Executive Officer (Retired)
Manufacturing Services, Inc.

Michael S. Brown
President/Chief Executive Officer
Manufacturing Services, Inc.

Jon Correio
Vice President, Finance & Administration
Electronic Systems Technology, Inc.

John L. Schooley
Former President of Remtron, Inc.

EXECUTIVE OFFICERS

T. L. Kirchner
President/Chief Executive Officer

Jon Correio
Vice President, Finance & Administration
Secretary/Treasurer

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street, Bldg B1
Kennewick, Washington 99336
(509) 735-9092
(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS

Moe O’Shaughnessy & Associates, P.S.
427 W Sinto Ave., Ste. 200
Spokane, Washington 99201

TRANSFER AGENT

Computershare Investor Services
350 Indiana Street, Suite 800
Golden CO 80401
(303) 262-0600

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-KSB

A copy of the Company’s Form 10-KSB, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:
Investor Relations Department
Electronic Systems Technology, Inc.
415 N. Quay Street, Bldg B1
Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 6, 2008, at:

Red Lion Hotel
1101 N. Columbia Center Blvd.
Kennewick, Washington 99336

All stockholders are encouraged to attend.